GIF -
At the Annual Meeting of Shareholders of the Fund held on November 24, 1998, shareholders were asked to elect a director, to ratify the selection of independent auditors, and to amend the Fund's Articles of Incorporation to change the Fund's name. Shareholders elected Peter K. Werner director of the Fund with 4,577,500 shares voted in favor and 141,118 shares voted to withhold authority. The names of each other director whose term of office continued after the meeting are George B. Langa, Basset S. Winmill, Mark C. Winmill, and Thomas
B. Winmill. Regarding the independent auditors, 4,565,384 shares voted in favor, 85,714 shares voted against, and 67,520 shares voted to withhold authority. Regarding the amendment of the Fund's Articles of Incorporation to change the Fund's name, 4,495,295 shares voted in favor, 157,429 shares voted against, and 65,894 shares voted to abstain.